Arcelor Publishes Additional Documentation Relating to Second Step Merger

Luxembourg, 22 October 2007 - Today, Arcelor announces the publication of a supplement, dated October 19, 2007, to its European Prospectus of September 28, 2007, relating to the merger of ArcelorMittal into Arcelor. A copy of this supplement can be downloaded from http://investors.arcelormittal.com and from the website of the Luxembourg Stock Exchange http://www.bourse.lu

In addition, copies of this document are available at the offices of ArcelorMittal and Arcelor in Luxembourg.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Mark Mann	+44 203 214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Tom Siveyer / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne France Malrieu / Grégoire Lucas, Image 7	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397